Western Copper and Gold Corporation
(formerly Western Copper Corporation)
(an exploration stage company)

Interim Consolidated Financial Statements
September 30, 2011
(unaudited – prepared by management)

(expressed in Canadian dollars)

NOTICE TO READER:
These interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation	CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	(unaudited – prepared by management)
An exploration stage company

CONSOLIDATED BALANCE SHEETS

		September 30, 2011	December 31, 2010
Expressed in Canadian dollars	Note	$	$

ASSETS

Cash and cash equivalents	-	1,795,821	1,630,698
Short-term investments	3	15,025,342	22,006,197
Other assets	-	568,966	188,552
CURRENT ASSETS		17,390,129	23,825,447

RECLAMATION BOND	-	80,300	80,300

PROPERTY AND EQUIPMENT	-	95,734	141,383

EXPLORATION AND EVALUATION ASSETS	4	81,619,696	73,402,621

ASSETS		99,185,859	97,449,751

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	-	2,253,068	1,240,539

DEFERRED TAX LIABILITY	-	1,945,136	1,945,136

LIABILITIES		4,198,204	3,185,675

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	5	103,747,315	99,352,358
CONTRIBUTED SURPLUS	-	28,509,702	29,271,320
DEFICIT	-	(37,269,362)	(34,359,602)

SHAREHOLDERS’ EQUITY		94,987,655	94,264,076

LIABILITIES AND SHAREHOLDERS’ EQUITY		99,185,859	97,449,751

Commitments	8
Subsequent event	11

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation	CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	(unaudited – prepared by management)
An exploration stage company

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	25,610	37,593	266,079	138,778
Filing and regulatory fees	28,419	11,414	227,069	76,330
Office and administration	790,146	443,662	1,656,548	1,575,116
Shareholder communication	177,028	91,274	445,815	362,729

LOSS BEFORE OTHER ITEMS	1,021,203	583,943	2,595,511	2,152,953

OTHER ITEMS
Corporate reorganization costs	519,636	-	519,636	-
Foreign exchange	(3,078)	1,187	2,383	1,305
Interest income	(64,344)	(11,411)	(207,770)	(43,265)

LOSS BEFORE TAXES	1,473,417	573,719	2,909,760	2,110,993

Deferred tax expense	-	-	-	1,260,136

NET LOSS AND COMPREHENSIVE LOSS	1,473,417	573,719	2,909,760	3,371,129

BASIC AND DILUTED LOSS PER SHARE	0.02	0.01	0.03	0.04

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	92,978,205	81,876,740	92,338,341	80,528,493

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation	CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	(unaudited – prepared by management)
An exploration stage company

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES

Net loss for the period	(1,473,417)	(573,719)	(2,909,760)	(3,371,129)

ITEMS NOT AFFECTING CASH
Amortization	-	2,309	4,616	11,108
Common share donation	-	-	-	117,900
Stock-based compensation	513,375	99,080	701,924	301,584
Deferred tax expense	-	-	-	1,260,136
	513,375	101,389	706,540	1,690,728

Change in non-cash working capital items	(90,379)	106,382	(295,458)	(152,128)

OPERATING ACTIVITIES	(1,050,421)	(365,948)	(2,498,678)	(1,832,529)

FINANCING ACTIVITIES

Common share issuance costs	-	-	(317,715)	(2,217)
Exercise of stock options	19,626	11,880	2,728,084	464,643
Exercise of warrants	-	-	-	2,455,000

FINANCING ACTIVITIES	19,626	11,880	2,410,369	2,917,426

INVESTING ACTIVITIES

Sale of short-term investments	4,100,000	4,001,915	7,100,000	8,230,607
Exploration and evaluation expenditures	(4,085,173)	(4,150,973)	(6,846,568)	(11,023,363)

INVESTING ACTIVITIES	14,827	(149,058)	253,432	(2,792,756)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,015,968)	(503,126)	165,123	(1,707,859)

Cash and cash equivalents – Beginning of period	2,811,789	2,231,398	1,630,698	3,436,131

CASH AND CASH EQUIVALENTS – END OF PERIOD	1,795,821	1,728,272	1,795,821	1,728,272

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation	CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	(unaudited – prepared by management)
An exploration stage company

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
Expressed in Canadian dollars		$	$	$	$

JANUARY 1, 2010	79,275,036	77,772,857	25,715,857	(30,322,487)	73,166,227

Common share donation	90,000	117,900	-	-	117,900
Share issuance costs	-	(2,217)	-	-	(2,217)
Exercise of warrants	1,964,000	2,455,000	-	-	2,455,000
Transfer of warrant value	-	736,400	(736,400)	-	-
Exercise of stock options	553,300	464,643	-	-	464,643
Transfer of stock option value	-	531,995	(531,995)	-	-
Stock-based compensation	-	-	393,749	-	393,749
Net loss	-	-	-	(3,371,129)	(3,371,129)

SEPTEMBER 30, 2010	81,882,336	82,076,578	24,841,211	(33,693,616)	73,224,173

Financing – December 22, 2010	9,395,500	23,018,975	-	-	23,018,975
Share issuance costs	-	(1,700,012)	-	-	(1,700,012)
Warrants	-	(4,476,983)	4,476,983	-	-
Exercise of stock options	210,000	230,100	-	-	230,100
Transfer of stock option value	-	203,700	(203,700)	-	-
Stock-based compensation	-	-	156,826	-	156,826
Net loss	-	-	-	(665,986)	(665,986)

DECEMBER 31, 2010	91,487,836	99,352,358	29,271,320	(34,359,602)	94,264,076

Exercise of stock options	1,514,667	2,728,084	-	-	2,728,084
Transfer of stock option value	-	1,666,873	(1,666,873)	-	-
Stock-based compensation	-	-	905,255	-	905,255
Net loss	-	-	-	(2,909,760)	(2,909,760)

SEPTEMBER 30, 2011	93,002,503	103,747,315	28,509,702	(37,269,362)	94,987,655

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”), formerly Western Copper Corporation, is an exploration stage company that is directly engaged in exploration and development of mineral properties in Canada. On October 17, 2011, Western completed a spin-out transaction having the effect of transferring three of its four mineral properties to two newly incorporated companies. Refer to note 11 for more detail.

The Company is incorporated in British Columbia, Canada. Its head office is located in Vancouver, British Columbia.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

2.	BASIS OF PRESENTATION AND ADOPTION OF IFRS

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting and IFRS 1 – First- time Adoption of IFRS. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim consolidated financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 12 discloses the impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010 and comprehensive loss for the three and nine months ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these interim consolidated financial statements are based on IFRS effective for the year ending December 31, 2011, as issued and outstanding as of November 9, 2011, the date the Board of Directors approved these financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements do not contain all disclosures required under IFRS and should be read in conjunction with the Company’s annual consolidated financial statements and the notes thereto for the year ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles, and the Company’s interim consolidated financial statements for the quarter ended March 31, 2011, prepared in accordance with IFRS.

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, ‘Consolidated Financial Statements’, IFRS 11, ‘Joint Arrangements’, IFRS 12, ‘Disclosure of Interests in Other Entities’, IAS 27, ‘Separate Financial Statements’, IFRS 13, ‘Fair Value Measurement’ and amended IAS 28, ‘Investments in Associates and Joint Ventures’. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds, and income and mining taxes. Differences may be material.

3.	SHORT-TERM INVESTMENTS

	September 30, 2011	December 31, 2010
Expressed in Canadian dollars	$	$

Guaranteed Investment Certificates	14,900,000	22,000,000
Accrued interest	125,342	6,197

SHORT-TERM INVESTMENTS	15,025,342	22,006,197

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in part at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. Short-term investments held at September 30, 2011 bear interest rates ranging from 1.3% - 1.35% per year.

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

4.	EXPLORATION AND EVALUATION ASSETS

		Canada
	Yukon		British	Northwest
			Columbia	Territories
	Casino	Carmacks	Island Copper	Redstone	TOTAL
Expressed in Canadian dollars	$	$	$	$	$

JANUARY 1, 2010	22,710,511	15,786,163	13,596,905	8,769,525	60,863,104

Advance royalty	-	100,000	-	-	100,000
Claims maintenance	25,151	210	-	65,099	90,460
Detailed engineering	-	48,940	-	-	48,940
Engineering studies	1,251,250	-	-	-	1,251,250
Exploration and camp support	6,187,151	-	29,101	252,643	6,468,895
Permitting	3,255,525	777,806	-	-	4,033,331
Salary and wages	269,290	143,653	-	-	412,943
Share-based payments	97,746	35,952	-	-	133,698

DECEMBER 31, 2010	33,796,624	16,892,724	13,626,006	9,087,267	73,402,621

Advance royalty	-	100,000	-	-	100,000
Claims maintenance	4,509	3,045	5,219	2,110	14,883
Engineering studies	3,102,783	-	374,357	-	3,477,140
Exploration and camp support	1,560,637	14,905	299,201	243,882	2,118,625
Permitting	1,661,375	274,145	87,740	-	2,023,260
Salary and wages	150,064	28,409	96,363	5,000	279,836
Share-based payments	107,739	23,745	63,708	8,139	203,331

SEPTEMBER 30, 2011	40,383,731	17,336,973	14,552,594	9,346,398	81,619,696

a.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in Yukon, Canada.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production from the claims is also subject to a 5% net profits interest.

b.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in Yukon, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At September 30, 2011, Western Copper had made $800,000 in advance royalty payments.

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

c.	Island Copper (100% - British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims located on northern Vancouver Island, British Columbia, Canada. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to the previous owner of the claims. The payment method is at the election of Western Copper. The previous owner also maintains the right to explore for non-metallic minerals on the Apple Bay claims.

d.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises mining leases and mineral claims in the western part of the Northwest Territories. Should production be achieved, the mining leases are subject to a net smelter royalty of between 3% and 4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

3% if the price is less than, or equal to US$0.75 per pound;
3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
4% if the price is greater than US$1.00 per pound.

5.	SHARE CAPITAL

a.	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	93,002,503 common shares

b.	Financing

On December 22, 2010, Western Copper issued 9,395,500 units at a price of $2.45. Each unit comprised one common share of the Company and half of one warrant. Each whole warrant is exercisable for one common share of the Company at a price of $3.45 and expires on December 22, 2012. The agent was paid a cash commission equal to 6.0% of gross proceeds.

The fair value assigned to the warrants was $4,476,983. The fair value of the warrants was calculated using the Black-Scholes option pricing model and was based on the following assumptions:

Expected stock price volatility	114%
Expected term, in years	2.0
Average risk-free interest rate	1.66%
Expected dividend yield	-

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

6.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

Warrants outstanding are as follows:

Warrants outstanding,	Number of	Average
by exercise price	warrants	remaining
		contractual life
Expressed in Canadian dollars		years

$2.50	86,000	0.18
$2.60	2,150,000	1.18
$3.45	4,697,750	1.23

SEPTEMBER 30, 2011	6,933,750	1.20

There was no change to the number of warrants outstanding as at December 31, 2010 during the nine months ended September 30, 2011. The weighted average exercise price of outstanding warrants as at September 30, 2011 is $3.17.

b.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2009, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2011, the Company could issue an additional 4,986,583 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the period then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
Expressed in Canadian dollars		$

DECEMBER 31, 2010	4,203,334	1.41

Granted	1,675,000	3.11
Exercised	(1,514,667)	1.80
Expired	(16,666)	0.97
Forfeited	(33,334)	0.89

SEPTEMBER 30, 2011	4,313,667	1.94

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
Expressed in Canadian dollars		$	years

$0.60 - 0.86	1,223,667	0.76	3.32
$1.25 – 2.02	1,415,000	1.56	1.58
$3.11	1,675,000	3.11	4.79

SEPTEMBER 30, 2011	4,313,667	1.94	3.32

Of the total stock options outstanding, 1,975,330 were vested and exercisable at September 30, 2011. The weighted average exercise price of vested stock options is $1.22 and the average remaining contractual life is 1.92 years.

7.	SHARE-BASED PAYMENTS

Costs associated with share-based payments have been allocated to the following line items:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

STATEMENT OF LOSS

ADMINISTRATIVE EXPENSES
Office and administration	466,465	109,716	616,785	297,832
Shareholder communication	46,910	(10,636)	85,139	3,752
	513,375	99,080	701,924	301,584

BALANCE SHEET

EXPLORATION AND EVALUATION ASSETS
Casino	60,710	34,055	107,739	61,600
Carmacks	19,248	5,610	23,745	30,565
Island Copper	41,069	-	63,708	-
Redstone	8,139	-	8,139	-
	129,166	39,665	203,331	92,165

SHARE-BASED PAYMENTS	642,541	138,745	905,255	393,749

The value of share-based payments is determined at the time of grant using the Black-Scholes option pricing model.

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

On July 6, 2011, the Company granted 1,475,000 stock options to employees and directors at an exercise price of $3.11 per common share. The fair value assigned to the stock options is $3,141,750. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected option term, in years	3.02
Expected stock price volatility	114%
Average risk-free interest rate	1.82%
Expected dividend yield	-
Expected forfeiture rate	-

On September 14, 2011, the Company granted 200,000 stock options to employees at an exercise price of $3.11 per common share. The fair value assigned to the stock options is $386,000. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected option term, in years	3.05
Expected stock price volatility	109%
Average risk-free interest rate	1.10%
Expected dividend yield	-
Expected forfeiture rate	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

8.	COMMITMENTS

The Company has an agreement to lease office space in Vancouver, British Columbia until May 31, 2014. The total amount of payments remaining during the course of the agreement as at September 30, 2011 is $571,000. Of this amount, $212,000 is due within the next twelve months.

Commitments related to exploration and evaluation assets are described in note 4.

9.	RELATED PARTY TRANSACTIONS

The Company’s related parties include its directors and officers. The remuneration of directors and officers during the period was as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Expressed in Canadian dollars	$	$	$	$

Salaries and director fees	213,100	188,585	632,401	739,165
Share-based payments	478,710	118,456	666,974	312,677

RELATED PARTY TRANSACTIONS	691,810	307,041	1,299,375	1,051,842

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

10.	SEGMENTED INFORMATION

	a.	Operating segment

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

	b.	Geographic information

All interest income is earned in Canada and all assets are held in Canada.

11.	SUBSEQUENT EVENT

On October 17, 2011, Western completed a plan of arrangement (the “Arrangement”) involving Western and two of its subsidiaries: Copper North Mining Corp. (“Copper North”), and NorthIsle Copper and Gold Inc. (“NorthIsle”). Pursuant to the Arrangement, Western transferred the Carmacks Copper Project, the Redstone Project, and $2 million in cash to Copper North and the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western then changed its name to Western Copper and Gold Corp. (“Western”) and distributed the common shares of Copper North and NorthIsle to its shareholders.

For each common share of Western held as at the effective date of the Arrangement, shareholders of Western received one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle were owned exclusively by existing Western shareholders.

Holders of outstanding Western warrants (“Warrants”) immediately prior to the effective date are entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western common share that was issuable upon exercise of such Warrant immediately prior to the effective date.

Each Western Copper stock option outstanding on the effective date (“Old Option”) was exchanged for one Western stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option will equal that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options will have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement will vest immediately. The expiry dates will remain the same as the Old Options unless the stock option holder does not continue to participate in the respective company; in which case the stock options will expire at the end of one year.

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

12.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS use a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. While adoption of IFRS has not changed the Company’s cash flows, it has resulted in changes to the Company’s balance sheet and statement of loss and comprehensive loss. In order to allow the users of the financial statements to better understand these changes, the Company has reconciled its Canadian GAAP balance sheet as at September 30, 2010 and its statements of loss and comprehensive loss for the three and nine months ended September 30, 2010 to IFRS. The differences are explained in the analysis below.

	a.	Deferred tax

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the deferred tax liability balance as at January 1, 2010 related to Western Copper’s purchase of the Casino, Island Copper, and Redstone properties through the Company’s acquisition of Lumina Resources Corp. in 2006. As a result of implementing IFRS, the Company eliminated the deferred tax liability recorded on the acquisition, including any adjustments to the deferred tax liability balance since it was first recorded. Accordingly, Western Copper also reduced the carrying value of its exploration and evaluation assets by $11.9 million.

	b.	Flow-through common shares and units

Under IFRS, the net proceeds from flow-through shares issued as a part of an equity unit are allocated on a pro-rata basis between the equity instruments issued as part of the financing and the implied premium paid by investors for the tax benefit they receive as a result of acquiring the flow- through shares. The calculated tax benefit is recognized as a liability until the Company renounces the related exploration expenditures, at which point the liability is reversed and recorded as a tax recovery on the statement of loss. Canadian GAAP does not recognize the fair value of any implied tax benefits.

Under IFRS, when flow-through exploration expenditures are renounced, the related deferred tax is recognized as a tax expense on the statement of loss. Under Canadian GAAP, the deferred tax on the renouncement of flow-through exploration expenditures amounts reduced share capital.

Upon transition to IFRS, the Company adjusted the allocation of the net proceeds received from the two flow-through unit financings that it completed in 2009. As a result, a flow-through share premium of $685,000 was recognized at January 1, 2010. The allocation of net proceeds to the flow- though share premium decreased the amount allocated to the flow-through shares and to the warrants issued as part of the financing. The flow-through share premium was reversed during the three months ended March 31, 2010.

The transition to IFRS led to a tax expense relating to the renouncement of flow-through exploration expenditures during the three months ended March 31, 2010. This amount was partly recovered as a result of the recognition of previously unrecognized deferred tax assets. The net tax expense totaled $1.3 million.

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

The Canadian GAAP balance sheet as at September 30, 2010 has been reconciled to IFRS as follows:

		September 30, 2010
		Canadian	Effect of	IFRS
		GAAP	transition to IFRS
Expressed in Canadian dollars		$	$	$

ASSETS	Ref

CURRENT ASSETS	-	3,955,936	-	3,955,936
RECLAMATION BOND	-	80,300	-	80,300
PROPERTY AND EQUIPMENT	-	157,367	-	157,367
EXPLORATION AND EVALUATION ASSETS	a	84,307,328	(11,927,540)	72,379,788

ASSETS		88,500,931	(11,927,540)	76,573,391

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	-	1,404,082	-	1,404,082

DEFERRED TAX LIABILITY	a,b	12,472,501	(10,527,365)	1,945,136

LIABILITIES		14,640,981	(10,527,365)	4,113,616

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	b	79,810,303	2,266,275	82,076,578
CONTRIBUTED SURPLUS	b	24,981,831	(140,620)	24,841,211
DEFICIT	a,b	(30,167,786)	(3,525,830)	(33,693,616)

SHAREHOLDERS’ EQUITY		74,624,348	(1,400,175)	73,224,173

LIABILITIES AND SHAREHOLDERS’ EQUITY		88,500,931	(11,927,540)	76,573,391

Western Copper and Gold Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Formerly Western Copper Corporation)	September 30, 2011 (unaudited – prepared by management)

The Canadian GAAP statement of loss and comprehensive loss for the three months ended September 30, 2010 has been reconciled to IFRS as follows:

	For the three months ended
	September 30, 2010
	Canadian GAAP	Effect of	IFRS
		transition to IFRS
	$		$

LOSS AND COMPREHENSIVE LOSS	573,719	-	573,719

BASIC AND DILUTED LOSS PER SHARE	0.01		0.01

The Canadian GAAP statement of loss and comprehensive loss for the nine months ended September 30, 2010 has been reconciled to IFRS as follows:

		For the nine months ended
		September 30, 2010
		Canadian GAAP	Effect of	IFRS
			transition to IFRS
	Ref.	$		$

LOSS BEFORE TAXES		2,110,993	-	2,110,993

Deferred tax expense	a,b	-	1,260,136	1,260,136

LOSS AND COMPREHENSIVE LOSS		2,110,993	1,260,136	3,371,129

BASIC AND DILUTED LOSS PER SHARE		0.03		0.04